Filed Pursuant to Rule 433
Registration Statement No. 333-137541
December 6, 2007
$500,000,000
Archer-Daniels-Midland Company
$500,000,000 6.45% Debentures due 2038
Final Term Sheet

Issuer:	Archer-Daniels-Midland Company
Ratings (Moody’s/S&P/Fitch):	A2/A/A+
Format:	SEC Registered
Ranking:	Senior Unsecured
Size:	$500,000,000
Trade Date:	December 6, 2007
Settlement Date:	December 11, 2007
Final Maturity:	January 15, 2038
Interest Payment Dates:	Semi-annually on January 15 and July 15
First Interest Payment Date:	July 15, 2008
Pricing Benchmark:	UST 4.75% due February 15, 2037
UST Spot (PX/Yield):	104-10; 4.483%
Spread to Benchmark:	200 bps
Yield to Maturity:	6.483%
Coupon:	6.45%
Price to Public:	99.554%
Day Count:	30/360
Optional Redemption:	Make-Whole T+ 30 bps
Bookrunners:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Co-managers:	Banc of America Securities LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J. P. Morgan Securities Inc.
Merrill Lynch & Co.
Mitsubishi UFJ Securities International plc
Rabo Securities USA, Inc.
CUSIP:	039483 AX 0
Exchange Listing:	None
     The issuer has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Barclays Capital Inc. toll-free at 888-227-2275 Ext. 2663, Deutsche Bank Securities Inc. at (800) 503-4611 or Goldman, Sachs & Co. at (866) 471-2526.